Exhibit 99.1

Theratechnologies Reports Financial Results

and Provides Business Update for First Quarter 2024

•	Q1 2024 consolidated revenue of $16.2 million

•	Report marks third consecutive quarter of near flat-to-positive Adjusted EBITDA

•	FY2024 revenue guidance confirmed between $87 and $90 million and an Adjusted EBITDA[1] in the range of $13-15 million

•	Acceleration of Phase 1 trial of sudocetaxel zendusortide in advanced ovarian cancer with enrollment of next cohort of patients underway at higher dose level

Montreal, Canada – April 10, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for the first quarter of fiscal year 2024 ended February 29, 2024 (Q1 2024). All figures are in US dollars unless otherwise stated.

“I am pleased to wrap up the quarter by reaffirming our full year 2024 guidance of revenues between $87 and $90 million and an Adjusted EBITDA in the range of $13-15 million. Our new cost structure together with our strategic focus on commercial capabilities puts Theratechnologies on the brink of producing stronger cash flow and value for shareholders,” said Paul Lévesque, President and Chief Executive Officer at Theratechnologies. “EGRIFTA SV® continues to be our engine of growth and according to key performance metrics such as enrollments and unique patients, we are on track to achieve and even surpass our long-term objectives. As anticipated during our recent fourth quarter call, we are experiencing some variability in revenue growth reporting based on the buildup and subsequent drawdown of inventories in the early part of fiscal 2023. Despite lower revenues this quarter, we expect a reverse trend in the second quarter and an evening out of revenues in the second half of 2024. We continue to demonstrate strength on the bottom line, with an improved net loss of $4.4 million versus a net loss of $10.4 million in Q1 2023. This quarter also marks our third consecutive quarter of near flat-to-positive Adjusted EBITDA, up more than $3.6 million2 from Q1 2023.”

Lévesque added, “Following our recent Type A meeting with the FDA on the sBLA for tesamorelin F8, we remain on track to resubmit our file and receive a decision from the FDA on this new product formulation before the end of 2024. With M&A more important than ever to the evolution of portfolio and our overall growth strategy, I am confident that our positive trajectory of Adjusted EBITDA will facilitate the acquisition of new assets that should

1 This is a non-IFRS measure that is forward looking. The amount indicated diverges significantly from amounts achieved historically. See “Non-IFRS and Non-US GAAP Measure” for such historical amounts and a reconciliation thereof to the most directly comparable IFRS measure.

2 This is a non-IFRS measure. See “Non-IFRS and Non-US GAAP Measure” for a description of such measure and a reconciliation thereof to the most directly comparable IFRS measure.

contribute to value creation for our business. We continue to prioritize our Phase 1 clinical trial studying sudocetaxel zendusortide in advanced ovarian cancer and welcome its acceleration with the recent milestone of the enrollment of the next cohort of patients at the higher dose level. Now that we have significantly advanced our oncology program with important evidence on multiple PDCs with different payloads, coupled with the more than 40 patients already treated with sudocetaxel zendusortide, we believe we are in a position of strength to continue engaging with a partner for additional developmental steps.”

First-Quarter 2024 Revenues

(in thousands of U.S. dollars)

	Three Months Ended		Change
	February 29, 2024	February 28, 2023

EGRIFTA SV® net sales	9,586	12,711	(24.6%)

Trogarzo® net sales	6,661	7,197	(7.4%)

Revenue	16,247	19,908	(18.4%)

Recent Highlights:

Sudocetaxel Zendusortide (TH1902) and SORT1+ Technology™

On February 15, 2024, the Company announced the completion of enrollment of the first six participants in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer, and on March 21, 2024, we announced that we were moving to the next dose level in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. The study’s Medical Review Committee (MRC) has deemed the dose level in the first cohort of patients safe and has approved initiation of the next cohort with an increased dose, in accordance with the updated dose optimization protocol. Study centers are now actively recruiting patients for the second cohort, with one patient already enrolled and treated with the higher dose.

On March 22, 2024, the Company announced that it will phase down its preclinical oncology research activities. The Company will continue to prioritize its ongoing Phase 1 clinical trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. The phasing down of research activities is aligned with the Company’s focus on its commercial business and will further optimize its organizational cost structure, pursuant to the goal of generating positive Adjusted EBITDA. These changes are expected to result in a restructuring charge of approximately $600,000 in cash charges related to severance and other expenses and approximately $800,000 in non-cash charges. The Company anticipates all charges to be fully taken during 2024.

Appointment of new members to the Board of Directors

On March 21, 2024, the Company announced the appointment of Jordan Zwick, Chief Business Officer at Mirador Therapeutics Inc., to its Board of Directors and as a member of the Company’s Audit Committee.

On April 5, 2024, the Company announced the appointment of Elina Tea, CFA, Chief Financial Officer at GLS North America, to its Board of Directors, as the designated candidate to Investissement Québec (“IQ”) pursuant to the shareholder’s rights agreement entered into between Theratechnologies and IQ in October, 2023. Ms. Tea has also been appointed to the Company’s Audit Committee.

With the appointments of Jordan Zwick and Elina Tea, the Company’s Audit Committee will now comprise four independent members including Gerald Lacoste and Frank Holler as Chair.

American Association for Cancer Research (“AACR”)

On March 28, 2024, Theratechnologies announced that two posters would be presented at the American Association for Cancer Research (AACR) Annual Meeting 2024, demonstrating the potential of its SORT1+ Technology™ platform – including novel camptothecin-peptide conjugates and its lead investigational peptide drug conjugate (PDC) candidate, sudocetaxel zendusortide (TH1902), as anticancer treatments.

These preclinical presentations reinforce existing data for sudocetaxel zendusortide to activate anti-PD-L1 immunotherapy tumor cell killing in SORT+1 cancers and provide the first evidence for novel camptothecin-peptide conjugates in the treatment of SORT1+ colorectal cancers.

2024 Revenue and Adjusted EBITDA Guidance

Our anticipated FY2024 revenue guidance range is confirmed between $87 million and $90 million, or growth of the commercial portfolio in the range of 6.4% and 10.0%, as compared to the 2023 fiscal year results. We anticipate Adjusted EBITDA, a non-IFRS measure, to be between $13 and $15 million for fiscal 2024.

First Quarter Fiscal 2024 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”) and interim consolidated financial statements (“Interim Financial Statements”) for the three-month period ended February 29, 2024 (“First Quarter Fiscal 2024”) which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A and the Interim Financial Statements can be found at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all amounts in this press release are in U.S. dollars and all capitalized terms have the meaning ascribed thereto in our MD&A.

First Quarter Fiscal 2024 Financial Results

Revenue

Consolidated revenue for the three months ended February 29, 2024, amounted to $16,247,000 compared to $19,908,000 for the same period last year, representing a decrease of 18.4%.

For the first quarter of Fiscal 2024, sales of EGRIFTA SV® reached $9,586,000 compared to $12,711,000 in the first quarter of the prior year, representing a decrease of 24.6%. Lower sales of EGRIFTA SV® were mostly the result of lower unit sales due to unusual loading of inventories which occurred in the first quarter of 2023 (mostly in December 2022 and January 2023). EGRIFTA SV® sales were also impacted by larger government rebates and returns in the first quarter of fiscal 2024.

In the first quarter of Fiscal 2024, Trogarzo® sales amounted to $6,661,000 compared to $7,197,000 for the same quarter of 2023, representing a decrease of 7.4%. Trogarzo® unit sales in the first quarter of 2024 were down mostly as a result of the inventory loading at specialty pharmacies that occurred in the first quarter of 2023.

Cost of Sales

For the three-month period ended February 29, 2024, cost of sales was $5,284,000 compared to $4,693,000 in the comparable period of Fiscal 2023. In 2024, cost of sales was affected by a $837,000 provision related to the manufacturing of a batch of F8 formulation of tesamorelin, as the F8 Formulation was not yet approved by the FDA for commercialization. Excluding the provision taken in 2024, cost of goods sold was relatively stable for Trogarzo, but was affected for EGRIFTA SV® by slightly higher production related costs.

R&D Expenses

R&D expenses in the three-month period ended February 29, 2024 amounted to $3,752,000 compared to $9,356,000 in the comparable period of Fiscal 2023, a decrease of 60%. The decrease during the first quarter of Fiscal 2024 was largely due to lower spending on life-cycle management projects as well as lower activity in our oncology program. R&D expenses in 2023 also included expenses related to the production of the validation batches of BWFI ($536,000) and expenses related to the production of clinical batches of TH1902 ($838,000). No such expenses were recorded in 2024.

Selling Expenses

Selling expenses in the three-month period ended February 29, 2024, amounted to $5,701,000 compared to $6,814,000 in the comparable period of Fiscal 2023 or a 16.3% decrease. Lower selling expenses are related to the management of expenses in alignment with our goal of reaching and maintaining positive adjusted EBITDA on a yearly basis.

General and Administrative Expenses

General and administrative expenses in the first quarter of Fiscal 2024 amounted to $3,756,000, compared to $4,452,000 reported in the same period of Fiscal 2023, representing a decrease of 15.6%. The decrease is a result of lower overall spending across the Company, which results in the lower level of administrative support required.

Net Finance Costs

Net finance costs for the three-month period ended February 29, 2024, were $2,125,000 compared to $4,940,000 in the same period last year. The decrease in net finance cost is mostly due to the loss on debt modification, in 2023, of $2,650,000 related to the issuance of the Marathon Warrants issued in connection to the amendments to the Credit Agreement. Interest expense was $2,274,000, higher than $1,784,000 in 2023, mostly related to the higher interest rate and higher outstanding balance on the Marathon Credit Facility.

Adjusted EBITDA

Adjusted EBITDA was $(247,000) for the first quarter of fiscal 2024 compared to $(3,892,000) for the same period of 2023. The improvement is mainly due to the realignment of expenses with our focus on our commercial operations, and our goal of being adjusted EBITDA positive on a yearly basis. Adjusted EBITDA in the first quarter of 2023 was negatively affected by certain production costs, namely an expense related to the production of the validation batches of BWFI of $536,000, and $838,000 in expenses related to production batches of TH1902. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,481,000, or $0.10 per share, in the first quarter of Fiscal 2024, a marked improvement from the loss of $10,443,000, or $0.43 per share, recorded in the first quarter of Fiscal 2023.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of the Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from February 29, 2024. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the three-month ended February 29, 2024, the Company incurred a net loss of $4,481,000 (2023-$10,443,000) and had positive cash flows from operating activities of $1,421,000 (2023- $2,361,000). As at February 29, 2024, cash amounted to $32,240,000 and bonds and money market funds amounted to $6,213,000.

The Company’s loan facility with its lender Marathon (the “Loan Facility”) contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 6 of the Interim Financial Statements). A breach of the liquidity covenant (a “Liquidity Breach”) provides the lender with the ability to demand immediate repayment of the Loan Facility and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements, and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. During Fiscal 2023, the Company incurred a Liquidity Breach and entered into several amendments to the Marathon Credit Agreement to amend certain of the terms and conditions therein (see note 6 of the Interim Financial Statements).

As of February 29, 2024, the material covenants of the credit agreement providing for the Loan Facility, as amended ( the “Marathon Credit Agreement”) include: (i) minimum liquidity requirements to be between $15,000,000 and $20,000,000, based on the Marathon adjusted EBITDA (as defined in the Marathon Credit Agreement, the “Marathon Adjusted EBITDA”) targets over the most recently ended four fiscal quarters; and, (ii) quarterly minimum Marathon Adjusted EBITDA targets There is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any. The Company does not meet the condition precedents to drawdown additional amounts under the Marathon Credit Agreement and does not currently have other committed sources of financing available to it.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from February 29, 2024, involves significant judgement and is dependent on the adherence to the conditions of the Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments, if necessary), increase its revenues and the management of its expenses (including the reorganization mainly focused on its R&D activities) in order to meet or exceed the Marathon Adjusted EBITDA target and generate sufficient positive operating cash flows. Some elements of management’s plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Interim Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Interim Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

We ended the first quarter of fiscal 2024 with $38,453,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended February 29, 2024, cash used in operating activities before changes in operating assets and liabilities improved to $3,129,000, compared to $5,700,000 in the comparable period of Fiscal 2023.

In the first quarter of fiscal 2024, changes in operating assets and liabilities had a positive impact on cash flow of $1,421,000 (2023-positive impact of $2,361,000). These changes included a positive impact from lower accounts receivable ($3,027,000), lower prepaid expenses and deposits ($567,000), and higher accounts payable ($1,422,000). These positive impacts were offset by an increase in provisions ($3,382,000).

During the first quarter of 2024, cash provided by investing activities amounted to $134,000, and financing activities used $275,000 in cash.

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this press release includes a measure that is not determined in accordance with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. The Corporation has reinstated its use of Adjusted EBITDA starting this quarter and has included Adjusted EBITDA for the comparative period. A quantitative reconciliation of the Adjusted EBITDA is presented in the table below:

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended February		Years ended November 30

	29, 2024	28, 2023	2023	2022

Net loss	(4,481)	(10,443)	(23,957)	(47,237)

Add :

Depreciation and amortization[3]	517	939	3,315	12,471

Net Finance costs[4]	2,125	4,940	12,909	6,886

Income taxes	110	96	421	443

Restructuring costs	18	-	2,215	3,872

Inventory provision	837	-	220	1,477

Share-based compensation	627	576	1,963	-

Adjusted EBITDA	(247)	(3,892)	(2,914)	(22,088)

3 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

4 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification.

Conference Call Details

The call will be held on on Wednesday, April 10 at 8:30 a.m. ET. and will be hosted by Paul Lévesque, President and Chief Executive Officer. Mr. Lévesque will be joined by other members of the management team, including Philippe Dubuc, Senior Vice President and Chief Financial Officer, Christian Marsolais, Ph.D., Senior Vice President and Chief Medical Officer and John Leasure, Global Commercial Officer who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION
Conference Call Date	April 10, 2024
Conference Call Time	8:30 a.m. ET
Webcast link	https://edge.media-server.com/mmc/p/pozhpvit
Dial in	1-888-513-4119 (toll free) or 1-412-902-6615 (international)
Access Code	4991919
CONFERENCE CALL REPLAY
Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)
International Toll	1-412-317-0088
Replay Access Code	3783831
Replay End Date	April 17, 2024
To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding our 2024 fiscal year revenue and Adjusted EBITDA guidance, our 2024 objectives and strategies, including the acquisition of new assets to add to our portfolio and create value for the business, the resubmission with the FDA of the sBLA for tesamorelin F8 for approval of this new product formulation, and our ability to continue as a going concern. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of our products will continue to grow in 2024 and beyond; (ii) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2024 and beyond; (iii) we will file a resubmission with the FDA of the sBLA for tesamorelin F8 for approval of this new product formulation and the FDA will approve such new formulation allowing us to start its commercialization; (iv) we will be in compliance with the terms and conditions of the Loan Facility; and (viii) no event will occur that would prevent us from executing the objectives set forth in this press release. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, a decrease or stagnation in sales of our products in 2024 and beyond, product recalls or change in the regulation that would adversely impact the sale of our products, the occurrence of events which would lead us to spend more cash than anticipated, the effect of which could result in a negative Adjusted EBITDA position by the fiscal year-end and beyond, defaults under the Loan Facility triggering an increase of 300 basis points on the loaned amount and a decision by the lenders to declare all amounts owed under the Loan Facility as immediately due and payable, the inability to complete the resubmission with the FDA of the sBLA for tesamorelin F8 get approval from the FDA of this new product formulation within the timeline anticipated, financial difficulties in meeting our contractual obligations or default under contractual covenants, and changes in our business plan. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form in the form of a Form 20-F Annual Report dated February 21, 2024, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800